

Kate Isler · 3rd

Author, Breaking Borders (HarperCollins Leadership March 2021)

Talks about #forbeswomen, #genderequality, #thewmarketplace, #economicequality, and #womenempowerment

- TheWMarketplace
- Seattle Pacific University

Seattle, Washington, United States · **Contact info**

2,840 followers · **500+** connections

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About

Kate has over 20 years of international executive leadership gained working for fortune 100 companies to startups and have now turned my passion for supporting gender parity into a thriving business. She is the Co-Founder and CEO of TheWMarketplace, an eCommerce platform built to support women ...see more

Featured

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Reinvent Yourself

#136: Kate Isler (Grabbing coffee with strangers on...
reinventyourself.podbean.com
"When I left [corporate] it was a difficult transition," says Kate Isler who'd spent 20 years (most of them overseas) in international executive leadership and as a CEO for a...



Will the Next Amazon Be Run by This Woman? With Kate...
Libsyn
She joined Microsoft when it was a startup, when it was not uncommon to run into Bill Gates in the hallway. She never envisioned a career where she would travel to 60 countries,...



Bre Kate Is
40 Strat
Kate Isl Co-fou WMark platforr owned

Activity

2,840 followers

+ Follow

Honored to be a part of this amazing community of founders. We are changing the world by supporting women. ...show more



Normalize This: Women's Entrepreneurship
attngrace.com • 12 min read

4

Reshared From Catherine Gray • 2w •



I had such a wonderful and valuable conversation with Catherine Gray on #Investinher hope you will tune in. TheWMarketplace #womensupportingwomeninbusir ...show more

17

Reshared From TheWMarketplace • 3w •



Are you still supporting Amazon this Cyber Monday??? Shop your values and support 100s of women-owned businesses #cybermonday2021 TheWMarketplace

4

Posted • 3w •
Listening to my normal weekday podcast line up including my favorite: Third Act with Liz Tinkham and found that she was broadcasting her first episı ...show more



Third Act with Liz Tinkham: Encore: The Border Breaker with Ka...
podcasts.apple.com • 1 min read



 9

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Experience

 **Co-Founder/CEO**
TheWMarketplace
Jul 2020 - Present · 1 yr 6 mos
Greater Seattle Area

TheWMarketplace is the economic engine for women that enables us to shop our values, by purchasing from women-owned businesses,

Co-Founder & Executive Director
Be Bold Now
2015 - Present · 7 yrs
Greater Seattle Area

Be Bold Seattle, an annual celebratory event for International Women's started in 2015 is brought to you by Be Bold for Change, a non-profit

Board Director
Girl Rising
2018 - Present · 4 yrs
Greater New York City Area

Girl Rising is a global campaign for girls' education and empowerment. We use the power of storytelling to change the way the world sees and

We are Girl Rising
Girl Rising is a global campaign for girls' education and empowerment. Our mission is to change the way the...

Advisory Board Member
NTRNL
2017 - Present · 5 yrs
Greater Seattle Area

MTRNL is the first and only interactive online yoga studio that specializes in prenatal and postnatal yoga

Online Pregnancy and Postnatal Yoga
Welcome to MTRNL, a virtual yoga studio that specializes in pregnancy and postnatal yoga classes...

CEO

Daysaver
2015 – 2018 · 3 yrs 1 mo
Greater Seattle Area

I was recruited by investors and the founder to create the company's vision, establish market viability and the business model. My focus includes attracting

 **Women in Healthcare IT Panel - Dec 2015 Cambia Grove**

See all 10 experiences

Education

 **Seattle Pacific University**
Bachelor's degree, Business Administration and Management, General
2018

Volunteering

Advisor
Tribute
Jan 2018 – Present · 4 yrs

We are an innovative Enterprise mentorship app that helps professional women discover, and connect with, trusted mentors for personal and

Mentor
Washington State Opportunity Scholarship
Feb 2016 – Present · 5 yrs 11 mos
Education

Career advisor
University of Washington Robinson Center for Young Scholars
Jan 2015 – Present · 7 yrs

See all 4 volunteering

Skills

Product Marketing · 83

Endorsed by Sofia Nikolaou and 15 others who are highly skilled at this

Endorsed by 56 colleagues at Microsoft

Strategy · 78

Endorsed by Kevin Taylor and 18 others who are highly skilled at this

Endorsed by 53 colleagues at Microsoft

Product Management · 66

Endorsed by Nancy Nemes and 6 others who are highly skilled at this

Endorsed by 44 colleagues at Microsoft

See all 32 skills

Recommendations

Received   Given

Karen C. in · 3rd
Omni-channel Marketing Strategy & Execution | B2B/B2C Audience
Marketing | Client and Agency Expertise | Passionate about Building
Strong, Diverse Teams
March 1, 2017, Karen worked with Kate but on different teams

Kate Isler is hands down one of the most strategic minds I've ever had
the privilege to work with. Incredibly smart, thoughtful and innovative,
her ideas, had more of an impact on the programs she led than many
probably understood. In particular, her projects to rethink audience

Tom Doctoroff · 3rd
Passionate about helping diverse populations, culture and brand building
July 9, 2016, Kate was Tom's client

I worked with Kate for several years in my capacity as J. Walter
Thompson Company Asia Pacific CEO. We were partners in developing
Microsoft's China and Asian communications platforms, both on- and
offline.

Grant Theron · 3rd
Chief Executive Officer at Commonwealth//McCann & Global Business
Lead (General Motors) at IPG
March 4, 2016, Grant worked with Kate but they were at different
companies

One of my most favorite clients across my entire career. And I mean that.

Kate represented the very best of global marketing at Microsoft. As one of her agency partners, I witnessed first hand her passion, diligence and

See all 5 received

Causes

Children • Education • Environment • Human Rights • Science and Technology

Interests

Influencers   Companies   Groups   Schools

Steven Sinofsky in · 3rd
Experienced business and product development leader, investor, advisor, director
667,487 followers

＋ Follow

Eric Ries in · 2nd
CEO at Long-Term Stock Exchange
559,591 followers

＋ Follow

See all 17 influencers